UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

AN2 Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.00001 par value per share

(Title of Class of Securities)

037326105

(CUSIP Number)

December 31, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 037326105	SCHEDULE 13G

1	Names of Reporting Persons Adjuvant Global Health Technology Fund, L.P.
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐
3	Sec Use Only
4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 2,184,224
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 2,184,224

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,184,224
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 11.3% (1)
12	Type of Reporting Person (See Instructions) PN

(1)

The calculation of the percent of class is based on 19,402,658 shares of common stock issued and outstanding as of November 2, 2022, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2022.

CUSIP No. 037326105	SCHEDULE 13G

1	Names of Reporting Persons Adjuvant Global Health Technology Fund DE, L.P.
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐
3	Sec Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 413,156
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 413,156

9	Aggregate Amount Beneficially Owned by Each Reporting Person 413,156
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 2.1% (1)
12	Type of Reporting Person (See Instructions) PN

(1)

The calculation of the percent of class is based on 19,402,658 shares of common stock issued and outstanding as of November 2, 2022, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2022.

CUSIP No. 037326105	SCHEDULE 13G

1	Names of Reporting Persons Adjuvant Capital GP, L.P.
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐
3	Sec Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 2,597,380
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 2,597,380

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,597,380
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 13.4% (1)
12	Type of Reporting Person (See Instructions) OO

(1)

The calculation of the percent of class is based on 19,402,658 shares of common stock issued and outstanding as of November 2, 2022, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2022.

CUSIP No. 037326105	SCHEDULE 13G

1	Names of Reporting Persons Adjuvant Capital Management, L.L.C.
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐
3	Sec Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 2,597,380
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 2,597,380

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,597,380
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 13.4% (1)
12	Type of Reporting Person (See Instructions) OO

(1)

The calculation of the percent of class is based on 19,402,658 shares of common stock issued and outstanding as of November 2, 2022, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2022.

Item 1.

(a) Name of Issuer: This Schedule 13G (this “Schedule 13G”) relates to the common stock, par value $0.00001 per share (the “Common Stock”), of AN2 Therapeutics, Inc. (the “Issuer”).

(b) Address of Issuer’s Principal Executive Offices: The Issuer’s principal executive office is located at 1800 El Camino Real, Suite D, Menlo Park, CA 94027.

Item 2.

(a)

Name of Person Filing: This Schedule 13G is being filed jointly by Adjuvant Global Health Technology Fund, L.P. (“AGHT Fund”), Adjuvant Global Health Technology Fund DE, L.P. (“AGHT Fund DE”), Adjuvant Capital GP, L.P. (“AC GP”) and Adjuvant Capital Management, L.L.C. (“AC Management” and together with AGHT Fund, AGHT Fund DE and AC GP, the “Reporting Persons”).

AC GP is the sole general partner of AGHT Fund and the sole general partner of AGHT Fund DE, and may be deemed to beneficially own the shares of Common Stock beneficially owned by AGHT Fund and AGHT Fund DE. AC Management is the sole general partner of AC GP and may be deemed to beneficially own the shares of Common Stock beneficially owned by AGHT Fund and AGHT Fund DE.

(b)

Address of Principal Business Office or, if None, Residence: The principal business address of each of the Reporting Persons, is c/o Adjuvant Capital, L.P., 500 Fifth Avenue, Suite 5120, New York, NY 10110.

(c)	Citizenship: AGHT Fund is organized under the laws of the Cayman Islands. AGHT Fund DE, AC GP and AC Management are each organized under the laws of the State of Delaware.

(d)	Title and Class of Securities: The class of securities of the Issuer to which this Schedule 13G relates is Common Stock, par value $0.00001 per share.

(e)	CUSIP No.: 037326105

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

See rows 5 through 11 of the cover pages.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not applicable.

Item 8.	Identification and classification of members of the group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2023

ADJUVANT GLOBAL HEALTH TECHNOLOGY FUND, L.P.

By: Adjuvant Capital GP, L.P., its sole general partner,
By: Adjuvant Capital Management, L.L.C., its sole general partner,

By:	/s/ Kabeer Aziz
Name: Kabeer Aziz
Title: Vice President and Secretary

ADJUVANT GLOBAL HEALTH TECHNOLOGY FUND DE, L.P.

By: Adjuvant Capital GP, L.P., its sole general partner,
By: Adjuvant Capital Management, L.L.C., its sole general partner,

By:	/s/ Kabeer Aziz
Name: Kabeer Aziz
Title: Vice President and Secretary

ADJUVANT CAPITAL GP, L.P.

By: Adjuvant Capital Management, L.L.C., its sole general partner,

By:	/s/ Kabeer Aziz
Name: Kabeer Aziz
Title: Vice President and Secretary

ADJUVANT CAPITAL MANAGEMENT, L.L.C.

By:	/s/ Kabeer Aziz
Name: Kabeer Aziz
Title: Vice President and Secretary